NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
 (a company incorporated in the Cayman Islands with limited liability)

11/F, Ka Wah Bank Centre, 232 Des Voeux Road Central, Hong Kong
Fax: (852) 2868 4483

March 3, 2008

U.S. Securities and Exchange Commission
Washington, D.C. 20549-0404
Mail Stop 3561
Attn: Mr. William Choi and Ms. Yong Kim

Re:	Ninetowns Internet Technology Group Company Limited Form 20-F for the Fiscal Year Ended December 31, 2006 Filed July 16, 2007 File No. 0-51025

Dear Mr. Choi and Ms. Yong:

As discussed via telephone between Ms. Kim and our legal counsel, Mr. David Wang of Paul, Hastings, Janofsky and Walker LLP, on February 29, 2008, we were not aware of your inquiry letter dated December 31, 2007 until the afternoon of February 29, 2008.  We recently moved our offices and some mail were misplaced as a result of the move.  As soon as we became aware of your inquiry letter, we sent the inquiry letter to our legal counsel and auditors.

We very much appreciate the March 31, 2008 extension that Ms. Kim granted over the telephone and we will strive to provide a response by no later than such date.

Please feel free to contact me at +852 2868 4186 with any questions.

Sincerely,

/s/ Tommy S.L. Fork

Tommy S.L. Fork
Chief Financial Officer
Ninetowns Internet Technology Group Company Limited